SAFEWAY INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	52 Weeks 2011	52 Weeks 2010	52 Weeks 2009	53 Weeks 2008	52 Weeks 2007

Income (loss) before income taxes	$882.1	$881.2	$(953.3)	$1,504.6	$1,403.6
Add interest expense	272.2	298.5	331.7	358.7	388.9
Add interest on rental expense (a)	228.6	226.8	230.8	239.2	239.7
(Less) add equity in (earnings) losses of unconsolidated affiliates, net	(13.0)	(15.3)	(8.5)	2.5	(8.7)
Noncontrolling interests	(1.5)	(0.8)	—	—	—
Earnings (loss)	$1,368.4	$1,390.4	$(399.3)	$2,105.0	$2,023.5

Interest expense	$272.2	$298.5	$331.7	$358.7	$388.9
Add capitalized interest	14.9	11.0	7.5	12.2	16.0
Add interest on rental expense (a)	228.6	226.8	230.8	239.2	239.7
Fixed charges	$515.7	$536.3	$570.0	$610.1	$644.6

Ratio of earnings to fixed charges (b)	2.7	2.6	NM	3.5	3.1

(a) Based on an 8.5% discount factor on the estimated present value of future operating lease payments.
(b) NM indicates not meaningful. In 2009, earnings were inadequate to cover fixed charges by approximately $969.3 million due to our recording non-cash goodwill impairment charges of $1,974.2 million, before tax.